444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2022-04

PolyMet Mining reports results for year ended December 31, 2022

St. Paul, Minn., March 23, 2023 - PolyMet Mining Corp. ("PolyMet" or the "company") TSX: POM; NYSE American: PLM, today reports it has filed its financial results for the year ended December 31, 2022 and provides a first quarter 2023 business update.

During 2022 and Q1 2023, PolyMet:

  Entered into a joint venture agreement (the "Joint Venture") with Teck American Inc., a subsidiary of Teck Resources Limited ("Teck"), which closed February 14, 2023. Under the Joint Venture, named NewRange Copper Nickel LLC ("NewRange Copper Nickel"), the NorthMet and Mesaba deposits containing high-demand copper, nickel, cobalt and platinum group metals (PGM) are under single management with PolyMet and Teck each holding a 50% interest. The NorthMet and Mesaba projects are two of the largest undeveloped clean energy mineral resources in the U.S.;

  Committed, with Teck, to an initial work program for NewRange Copper Nickel with an estimated budget of $170 million to, among other things, maintain permits, update feasibility study estimates, undertake detailed engineering to position NorthMet for a development decision following permit clearances, and to progress environmental, resource definition and mineral processing studies, and community and tribal consultation, for Mesaba;

  Filed a notice and circular for an offering of rights February 27, 2023 to holders of common shares of the company to raise approximately $195M in gross proceeds (the "Rights Offering") to fund PolyMet's share of the above-named work program and certain other costs and expenses and to repay existing Glencore indebtedness.  The Rights Offering is fully backstopped by Glencore and expected to close on or around April 6, 2023; and

  Published an updated NI 43-101 Technical Report December 30, 2022, on the NorthMet Project, which reaffirms the economic and technical viability of the project, and filed November 28, 2022, a NI 43-101 Technical Report Resource Statement on Mesaba.

The company also progressed resolution of legal challenges against the NorthMet Project during 2022 and Q1 2023. For example, the Minnesota Court of Appeals in January 2022 affirmed nearly all aspects of the company's water discharge permit for NorthMet. Importantly, the court found that water quality standards of the State of Minnesota and Fond du Lac Band of the Lake Superior Chippewa will not be violated as a result of the NorthMet Project.

Only three permits remain on hold pending additional process, all of which are now under the management of NewRange Copper Nickel. These are:

  Federal wetlands (Section 404) permit - a decision is pending by the U.S. Army Corps of Engineers following a 401a2 hearing last May to determine if NorthMet "will affect" water quality within the reservation boundaries of the Fond du Lac Band. The State of Minnesota concluded during environmental review and permitting that the project does not affect water quality before reaching the reservation, which is more than 110 river miles downstream;

  Permit to Mine - a contested case hearing by the Minnesota Department of Natural Resources on the effectiveness of bentonite clay at the tailings impoundment is scheduled for March 27, 2023, with the decision by the Administrative Law Judge expected later this year; and

  Water discharge (NPDES/SDS) permit - the Minnesota Court of Appeals ruled that the Minnesota Pollution Control Agency must consider whether any discharges are the "functional equivalent" of a direct surface water discharge. The ruling stems from a U.S. Supreme Court ruling unrelated to PolyMet and issued more than a year after NorthMet's permit was issued. The MPCAs determination on the functional-equivalence analysis, known as the "Maui" test, is pending and expected to affirm earlier conclusions.

PolyMet has received favorable decisions in all six cases that have reached final conclusion - four federal and two state.

Key Balance Sheet Statistics

(In '000 US dollars)

	December 31, 2022	December 31, 2021
Cash	$11,046	$2,958
Working capital [1]	(86,386)	(17,609)
Total assets	492,853	468,126
Total liabilities	164,679	110,519
Shareholders' equity	$328,174	$357,607

1 Deficiency as at December 31, 2022 primarily due to the $84.4 million convertible debt and $10.0 million promissory note with Glencore due upon closing of the rights offering.  The Company estimates that it will have approximately $100 million in available funds after payment of rights offering costs and settlement of the working capital deficiency.  Further, Glencore has committed to provide financial support to enable the Company to continue its business operations through at least March 31, 2024.

Key Income and Cash Flow Statement Statistics

(in '000 US dollars, except per share amounts)

	Year ended December 31, 2022	Year ended December 31, 2021
Operations expense	$12,900	$12,810
Other expenses/(income):
Debt accretion and interest	10,555	3,697
Loss on refinancing	1,598	-
Rehabilitation accretion	1,961	1,934
Gain on financial asset fair value	(107)	(1,200)
Loss/(gain) on restricted deposits	2,506	(1,322)
Joint arrangement finance costs	4,273	-
Other income	(86)	(350)

Loss before Taxes:	33,600	15,569
Deferred income tax expense	492	-
Total Loss:	34,092	15,569
Total Loss ($/share)	0.34	0.15

Cash used in investing activities	$7,966	$6,859

Weighted average shares outstanding	101,460,893	100,663,439

  Loss for the year ended December 31, 2022, was $34.1 million compared with $15.6 million for the prior year. The increase was primarily due to transaction costs related to the Joint Venture and non-cash charges related to interest expense on increased debt.
  Cash used in investing activities for the year ended December 31, 2022, was $8.0 million compared with $6.9 million for the prior year. The increase was primarily due to increased costs to support legal defense of NorthMet permits and prepare the site for construction.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. dollars. Copies can be obtained free of charge by contacting the company at 444 Cedar Street, Suite 2060, St. Paul, MN 55101, or by e-mail at info@polymetmining.com. Project developments described above are derived from these documents and should be read in conjunction with them.

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About PolyMet

PolyMet is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex. For more information: www.polymetmining.com

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the anticipated benefits of the 50/50 joint venture, the company's expectations with respect to the future development of NorthMet and Mesaba and the timing and completion of the upcoming rights offering. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, among other things, receipt of regulatory approvals, timing of closing, the outcome of the development of the NorthMet and Mesaba projects, and the outcome of any financing required to raise the funds for PolyMets share of the initial work program and Glencore's funding commitment. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update (except as required by law) forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.